Exhibit 99.23(d)(x)

October 15, 2008

Mr. Peter C. Artemiou
Old Westbury Funds, Inc.
760 Moore Road
King of Prussia, PA 19406

Re:	Exclusion of Certain Assets from Investment Advisory Fee Calculation for Old
Westbury Real Return Fund

Dear Mr. Artemiou:

     As you are aware, Bessemer Investment Management LLC (“BIM”) serves as the investment adviser to the Old Westbury Real Return Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to an investment advisory agreement (the “Agreement”). Under the Agreement, the Fund has agreed to pay BIM an annual investment advisory fee at the rate of 0.85% of the Fund’s average daily net assets. As you are further aware, it is contemplated that BIM will also serve as the investment adviser to the OWF Real Return Fund Ltd., a proposed wholly owned subsidiary of the Fund (the “Subsidiary”), pursuant to a separate investment advisory agreement under which BIM will receive a separate investment advisory fee for its services. Under this new arrangement, the investment advisory services that BIM currently provides to the Fund will be provided on a bifurcated basis to the Fund and the Subsidiary.

     To reflect this new arrangement, and to avoid any layering of investment advisory fees, BIM hereby agrees that the amount of the Fund’s assets invested in the Subsidiary will be excluded from the investment advisory fee calculation for the Fund under the Agreement. This agreement will remain in effect until changed by the mutual agreement of BIM and the Corporation.

Very truly yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By: /s/ Marc D. Stern
Name:	Marc D. Stern
Title:	President

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By: /s/ Peter C. Artemiou
Name:	Peter C. Artemiou
Title:	Vice President